788 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710

News Release	No. 18-361
February 23, 2018

Platinum Group Metals Announces Positive Results of
Annual General Meeting of Shareholders

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) is pleased to announce the positive results from its Annual General Meeting held on February 23, 2018 in Vancouver, BC.

The meeting had a turnout of shareholders representing over 62% of its issued shares eligible to vote at the meeting. Shareholders strongly supported the appointment of the Board and the resolutions proposed.

R. Michael Jones, President, CEO and co-founder of Platinum Group Metals said “We were pleased to see the support of shareholders. During 2017 the Company undertook some difficult decisions. The business of the Company is now focused on the palladium dominant Waterberg Project and we look forward to 2018 and the advancement of that project”.

The number of directors is fixed at five and on a show of hands the shareholders at the meeting elected management’s five nominees for directors. Details of the proxy voting are as follows:

MOTIONS	NUMBER OF SHARES	PERCENTAGE OF VOTES CAST
	FOR	FOR	WITHHELD/ ABSTAIN
R. MICHAEL JONES	67,185,768	98.08%	1.92%
FRANK R HALLAM	66,395,996	96.92%	3.08%
IAIN D C MCLEAN	67,204,598	98.11%	1.89%
TIMOTHY D MARLOW	67,379,465	98.36%	1.64%
DIANA J WALTERS	67,436,065	98.44%	1.56%

At the Annual General Meeting the Board of Directors was reduced from seven members in the previous year to five members. Long term past directors Eric Carlson and Barry Smee are thanked for their many years of dedicated service and guidance to the Company.

Shareholders also voted 96.31% in favour of re-appointing PricewaterhouseCoopers LLP as auditors, and to authorize the Directors to fix the auditor’s remuneration for the ensuing year.

At a meeting of the Board of Directors following the shareholders meeting, the current officers of the Company were ratified for the following year.

For more information on these matters, please refer to Platinum Group’s information circular, available on SEDAR (www.sedar.com) or visit our website at www.platinumgroupmetals.net.

PLATINUM GROUP METALS LTD.	…2

About Platinum Group Metals Ltd.

Platinum Group is focused on, and is the operator of, the Waterberg Project, a bulk mineable underground deposit in northern South Africa. Waterberg was discovered by the Company. Waterberg has potential to be a low cost dominantly palladium mine and Impala Platinum recently made a strategic investment in the Waterberg Project.

On behalf of the Board of
Platinum Group Metals Ltd.

R. Michael Jones
President, CEO and Director

For further information contact:
           R. Michael Jones, President
           or Kris Begic, VP, Corporate Development
           Platinum Group Metals Ltd., Vancouver
           Tel: (604) 899-5450 / Toll Free: (866) 899-5450
           www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release may contain forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Although the Company believes any forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors. The Company directs readers to the risk factors described in the Company’s Form 20-F annual report, annual information form and other filings with the Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.